EXHIBIT 12.1

RALPH LAUREN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Fiscal Years Ended
	December 27, 2014	March 29, 2014	March 30, 2013	March 31, 2012	April 2, 2011	April 3, 2010
	(millions)
Earnings, as defined:
Income before provision for income taxes	$814	$1,096	$1,089	$1,015	$825	$689
Add:
Equity in losses of equity-method investees	9	9	10	9	8	6
Fixed charges	128	170	162	164	124	111
Subtract:
Income attributable to noncontrolling interests	—	—	1	—	—	—
Earnings available to cover fixed charges	$951	$1,275	$1,260	$1,188	$957	$806

Fixed Charges:
Interest expense	$12	$19	$19	$22	$18	$22
Interest component of rent expense	116	151	143	142	106	89
Total fixed charges	$128	$170	$162	$164	$124	$111

Ratio of earnings to fixed charges(a)	7.4	7.5	7.8	7.3	7.7	7.2

(a)	All ratios shown in the above table have been calculated using unrounded numbers.